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MAR 04 2009

Washington, DC
106

09057306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16053

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUSS SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 HAYES STREET
(No. and Street)

NORWICH	NY	13815
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIMALDI & NELKIN CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

650 JAMES STREET	SYRACUSE	NY	13203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/25

OATH OR AFFIRMATION

I, LEIGH D. BALDWIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUSS SERVICES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HARRY R. TRUDEAU
Notary Public, State of New York
No. 01TR5081391
Qualified in Madison County
Commission Expires 06/30/11

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (O) INDEPENDENT AUDITORS' REPORT OF INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

HUSS SERVICES, INC.

Grimaldi & Nelkin
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Huss Services, Inc.
Norwich, New York

We have audited the accompanying statements of financial condition of **HUSS SERVICES, INC.** as of December 31, 2008 and 2007, and the related statements of income and stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **HUSS SERVICES, INC.** as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grimaldi + Nelkin

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, PLLC
February 12, 2009

650 James Street, Syracuse, New York 13203 ■ Tel 315.472.1040 ■ Fax 315.472.1099 ■ www.grimaldicpa.com

HUSS SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 33,660	$ 56,902
Deposits with clearing organization	78,350	78,314
Receivable from clearing organization	103,976	158,128
Securities owned:		
Marketable, at market value	20,011	-
Prepaid expenses	6,211	6,258
Other assets	3,000	3,000
TOTAL ASSETS	$ 245,208	$ 302,602
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$ 97,801	$ 144,805
Total liabilities	97,801	144,805
STOCKHOLDER'S EQUITY		
Common stock, no par, 200 shares authorized, 75 shares issued and outstanding	6,000	6,000
Additional paid-in capital	98,721	98,721
Retained earnings	42,686	53,076
TOTAL STOCKHOLDER'S EQUITY	147,407	157,797
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 245,208	$ 302,602

The accompanying notes are an integral part of these financial statements.

HUSS SERVICES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2008 and 2007

	2008	2007
REVENUE		
Commissions	$ 117,312	$ 180,558
Principal transactions	331,383	207,318
Interest and dividends	8,123	12,070
Service and quotation fee income	99,221	181,517
Total revenue	556,039	581,463
EXPENSES		
Commissions and floor brokerage	500,386	465,371
Other operating expenses	32,661	23,117
Total expenses	533,047	488,488
Net income before income taxes	22,992	92,975
PROVISION FOR INCOME TAXES	(8,382)	(1,501)
NET INCOME	$ 14,610	$ 91,474

The accompanying notes are an integral part of these financial statements.

HUSS SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance January 1, 2007	$ 6,000	$ 98,721	$ 11,602	$ 116,323
NET INCOME	-	-	91,474	91,474
Contributed capital	-	-	-	-
Distributions	-	-	(50,000)	(50,000)
BALANCE December 31, 2007	$ 6,000	$ 98,721	$ 53,076	$ 157,797
Balance January 1, 2008	$ 6,000	$ 98,721	$ 53,076	$ 157,797
NET INCOME	-	-	14,610	14,610
Contributed capital	-	-	-	-
Distributions	-	-	(25,000)	(25,000)
BALANCE, December 31, 2008	$ 6,000	$ 98,721	$ 42,686	$ 147,407

The accompanying notes are an integral part of these financial statements.

HUSS SERVICES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 14,610	$ 91,474
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Receivable from clearing organization	54,152	(10,294)
Deposits with clearing organization	(36)	(373)
Prepaid expenses	47	(2,350)
Securities owned	(20,011)	-
Other assets	-	(3,000)
Increase (decrease) in:		
Accounts payable, accrued expenses and other liabilities	(47,004)	(1,772)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,758	73,685
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution paid to stockholders	(25,000)	(50,000)
NET CASH USED IN FINANCING ACTIVITIES	(25,000)	(50,000)
NET (DECREASE) INCREASE IN CASH	(23,242)	23,685
CASH AND CASH EQUIVALENT - BEGINNING OF YEAR	56,902	33,217
CASH AND CASH EQUIVALENT - END OF YEAR	$ 33,660	$ 56,902
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ 6,828	$ 875
Taxes paid	$ 8,382	$ 1,501

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Huss Services, Inc. (the Company) is a fully disclosed introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Association of Securities Dealers Automated Quotations (NASDAQ) Stock Markets. The Company is a New York Corporation. The business is located in Norwich, New York. The Company is registered with the states of New York, California, Minnesota, and Pennsylvania.

Ownership

The Company is a wholly owned subsidiary of Leigh Baldwin & Co., Inc.

Income Taxes

The Company's income from operations is included in the consolidated federal income tax return filed by its parent, Leigh Baldwin & Co., Inc. The Company files a separate state corporate tax returns. State corporate tax expense for was $8,382 and $1,501 for the years ending December 31, 2008 and 2007, respectively.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial reporting and income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Customers' securities transactions with related commission income and expenses are recorded on a settlement date basis. Proprietary securities transactions of the Company are also recorded on a settlement date basis.

NOTE 1 – (CONTINUED)

Cash- Deposits with Clearing Organizations

The Company's customer transactions are cleared on a fully disclosed basis with two correspondent clearing broker-dealers. As a result of the utilization of the second broker-dealer and per the clearing agreements, the Company is required to maintain a total minimum balance of $75,000 in money market accounts with the clearing broker-dealers in the event that a customer fails to cover their transactions. At December 31, 2008 and 2007 the Company had $78,350 and $78,314, respectively segregated for this purpose.

Allowance for Doubtful Accounts

Bad debts are recorded on the reserve method. Management has determined that no reserve was necessary at year end as all accounts are considered collectible.

Use of Estimates in the Preparation of Financial Statements

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Recent Accounting Pronouncements

FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. Interpretation 48 was issued in July 2006 and was effective for fiscal years beginning after December 15, 2006. In February 2008, FASB deferred the application of FIN 48 for certain non-public entities until tax years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48, along with its accounting policy for evaluating uncertain tax positions for each set of financial statements where the deferral is applicable. Management estimates that FIN 48 will not have a material impact on the financial statements of the Company.

NOTE 2 – OFF-BALANCE SHEET RISK

The Securities Investors Protection Corp. protects unlimited cash and investments held by the Company at Pension Financial Services, Inc. and National Financial Services LLC. At December 31, 2008 and 2007 there was no uninsured cash.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, equity capital or cash dividends paid could, under certain circumstances, be restricted. At December 31, 2008 and 2007, the Company had net capital of $132,040 and $145,854 which was $127,040 and $140,854 in excess of its required net capital of $5,000 for both 2008 and 2007. The Company's net capital ratio was .74:1 and .99:1 at December 31, 2008 and 2007, respectively.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparty.

NOTE 5 - FAIR VALUE

FASB Statement No. 157 defines fair value,. establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

NOTE 5 – (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company has elected to delay application of this statement as permitted for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Those items are disclosed in Note 6 at fair value.

NOTE 6 – SECURITIES OWNED

Marketable securities owned consist of trading securities at market value as follows:

	Securities Owned
Mutual Funds	$ 20,011
Total	$ 20,011

Marketable securities are recorded at fair value in accordance with FASB Statement No. 157. The resulting difference between cost and market value is included in the income statement.

SUPPLEMENTARY INFORMATION

As of December 31, 2008

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

HUSS SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2008

NET CAPITAL		
Total stockholder's equity qualified for net capital		$ 147,407
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses	$ 6,211	
Other assets	3,000	9,211
Net capital before haircuts on securities positions		138,196
Haircuts on money market funds [computed pursuant to rule 15c3-1(f)]		6,156
NET CAPITAL		$ 132,040
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses		$ 97,801
TOTAL AGGREGATE INDEBTEDNESS		$ 97,801
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Total minimum net capital required at 6 2/3% of aggregate indebtedness		$ 6,520
Minimum dollar net capital requirement of reporting broker-dealer		$ 5,000
Excess net capital (Net Capital less the greater of $5,000 or net capital required at 6 2/3% of aggregate indebtedness)		$ 125,520
Excess net capital at 1,500%		$ 125,520
Excess net capital at 1,000%		$ 122,260
Ratio: Aggregate indebtedness to net capital		.74 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 132,040
NET CAPITAL PER ABOVE	$ 132,040

EXEMPTIVE PROVISION UNDER RULE 15c3-3

As of December 31, 2008

Exemptive Provisions under SEC Rule 15c3-3 is claimed based upon:

Section C. (k)(ii) - All customers transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firms

Clearing Firm SEC #'s	Name	Product Code
8-42095	Pension Financial Services, Inc.	All
8-26740	National Financial Services, LLC	All

REPORT ON ANY MATERIAL INADEQUACIES

No material inadequacies existed or were found to have existed since the date of inception.

Grimaldi & Nelkin
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors of
Huss Services, Inc., New York

In planning and performing our audit of the financial statements and supplemental schedules of Huss Services, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

650 James Street, Syracuse, New York 13203 ■ Tel 315.472.1040 ■ Fax 315.472.1099 ■ www.grimaldicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *Significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *Material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remoter likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grimaldi + Nelkin

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, PLLC
February 12, 2009

HUSS SERVICES, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007